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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.___2__)*

                            Grubb & Ellis Company
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  400095204
________________________________________________________________________________
                                (CUSIP Number)


John Mullman The Prudential Insurance Company of America, Four Gateway Center,
                       Newark, NJ 07102 (201) 802-7500
________________________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               March 28, 1994.
           ______________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statment, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  400095204                                         Page   2 of   Pages
________________________________________________________________________________
1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
          IRS Identification Number 22-1211670
________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                       (b) /X/


________________________________________________________________________________
3  SEC USE ONLY


________________________________________________________________________________
4  SOURCE OF FUNDS*

        00
________________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                            / /

________________________________________________________________________________
6  CITIZENSHIP OR PLACE OR ORGANIZATION

        New Jersey
________________________________________________________________________________

                  7  SOLE VOTING POWER

                       3,072,060
                 ______________________________________________________________
NUMBER OF
  SHARES          8  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             -0-
   EACH          _______________________________________________________________
 REPORTING
  PERSON          9  SOLE DISPOSITIVE POWER
   WITH
                       3,272,060
                 _______________________________________________________________

                 10  SHARED DISPOSITIVE POWER

                       -0-
________________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,272,060
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       47.2%
________________________________________________________________________________
14 TYPE OF REPORTING PERSON*

                       IC
________________________________________________________________________________
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 0f 7

                This Amendment No. 2 (the "Amendment") to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") dated November 11, 1992, relating to the common stock, par value, $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). The Amendment amends and restates the Schedule 13D in its entirety as required pursuant to Item 101(a)(2)(ii) of Regulation S-T under the Securities Exchange Act of 1934, as amended.

ITEM 1.          SECURITY AND ISSUER.

                          This statement relates to the Common Stock, par value
$.01 per share (the "Common Stock"), issued by Grubb & Ellis Company, a Delaware corporation (the "Company") which has its principal executive offices at One Montgomery Street, San Francisco, California 94104.

ITEM 2.          IDENTITY AND BACKGROUND.

                          This statement is filed by The Prudential Insurance
Company of America, a New Jersey corporation ("Prudential"). Prudential is a mutual life insurance company which has its principal business and principal office at 751 Broad Street, Newark, New Jersey 07102. The following persons are the current directors (the "Directors") of Prudential:

                 James G. Affleck, P.O. Box 477, East Dorset, Vermont 05253, has been retired since 1984. Formerly the Chairman of American Cyanamid Company.

                 Robert E. Beck, 751 Broad Street, Newark, New Jersey 07102, has been retired since 1992. Chairman - Emeritus of Prudential.

                 William W. Boeschenstein, retired since 1990. Formerly the Chairman of the Board and Chief Executive Officer of Owens-Corning Fiberglass Corporation, Fiberglass Tower, Toledo, Ohio 43659, which engages in the business of manufacturing fiberglass products.

                 Lisle C. Carter, Jr. has been retired since 1991 and formerly was a partner in the law firm of Verner Liipfert, Bernhard, McPherson & Hand, Chartered, 1307 Fourth Street, S.W., Washington, D.C. 20024

                 James G. Cullen is President of Bell Atlantic Corporation, 1310 North Court House Road, 11th Floor, Arlington, Virginia 22201.

                 Carolyne K. Davis, is a Health Care Advisor at the accounting firm of Ernst & Young, 1200 Nineteenth Street, N.W. Washington, D.C. 20036.

                 Roger A. Enrico is Vice Chairman of Pepsico, Inc., 7701 Legacy Drive, Plano, Texas 75024.

                 William H. Gray, III, is President and Chief Executive Officer of the United Negro College Fund, Inc., 500 East 62nd Street, New York, New York 10021.

                 Jon F. Hanson, is Chairman of Hampshire Management Company, 235 Moore Street, Suite 200 Hackensack, New Jersey 07601.

                 Constance J. Horner is a Guest Scholar at the Brookings Institution, 1775 Massachusetts Ave., N.W., Washington, D.C. 20036-2188.

                 Allen F. Jacobson, 3050 Minnesota World Trade Center, 37th Street East, St. Paul Minnesota 55101, has been retired since 1991. Formerly the Chairman and Chief Executive Officer of Minnesota Mining and Manufacturing
(3M).

                 Garnett L. Keith, Jr., is Vice Chairman of Prudential, 751 Broad Street, Newark, New Jersey 07102.

                 Burton G. Malkiel, is a Professor of Economics at Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton University, Princeton, New Jersey 08544.

                 John R. Opel, is Retired Chairman of International Business Machines Corporation, 590 Madison Avenue, New York, New York 10022.

                 Donald E. Procknow, 18 Saw Mill Road, Saddle River, New Jersey 07458, has been retired since 1986. Formerly the Vice Chairman and Chief Operating Officer of AT&T Technologies, Inc.

                 Richard M. Thomson, is Chairman of the Board and Chief Executive Officer of the Toronto-Dominion Bank, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada.

                 P. Roy Vagelos, M.D., is Chairman and Chief Executive Officer of Merck & Co., Inc., a manufacturer of pharmaceuticals, 126 East Lincoln Avenue, Rahway, New Jersey 07065.

                 Stanley C. Van Ness, is an attorney at the law firm of Picco Mack Herbert Kennedy Jaffe Perrella and Yoskin, One State Street Square, Suite 1000, Trenton, New Jersey 08607

                 Paul A. Volcker, is Chairman of James D. Wolfenshohn, Inc., 599 Lexington Avenue, New York, New York 10022.

                 Joseph H. Williams is Chairman of the Board of The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172.

                 Robert C. Winters, is Chairman of the Board, Chief Executive Officer and President of Prudential, 751 Broad Street, Newark, New
Jersey 07102.

The following persons are the current executive officers (the "Officers") and controlling persons of Prudential, and each of their business addresses is 751 Broad Street, Newark, New Jersey:

                 Robert C. Winters - Chairman of the Board, Chief Executive Officer and President

                 Garnett L. Keith, Jr. - Vice Chairman

                 William P. Link - Chairman and Chief Executive Officer, Group Operations

                 Edward D. Zinbarg - Executive Vice President

                 Robert P. Hill - Chairman and Chief Executive Officer, Prudential Direct

                 Robert E. Riley - Chairman and Chief Executive Officer, Prudential Reinsurance Company

                 James W. Stevens - Chairman and Chief Executive
     Officer, Prudential Asset Management Group

                 Martha J. Clark - President, Prudential Asset
     Management Company

                 William M. Bethke - Senior Vice President

                 Stephen R. Braswell - Senior Vice President

                 John D. Brookmeyer - Senior Vice President

                 E. Michael Caulfield - Senior Vice President

                 Robert M. Chmely - Senior Vice President

                 James E. Dwane - Senior Vice President

                 William S. Field - Senior Vice President

                 William D. Friel - Chief Executive Officer, Prudential Service Company

                 James R. Gillen - Senior Vice President and General Counsel

                 Bruce J. Goodman - President, Prudential Business Systems

                 Nicholas M. Graves - Senior Vice President

                 Allen M. Haight - Senior Vice President

                 Samuel H. Havens - Senior Vice President

                 Eugene B. Heimberg - Senior Vice President

                 William G. Hunt, Jr. - Senior Vice President

                 Milan E. Johnson - President, Prudential Residential Services Company

                 Ira J. Kleinman - Senior Vice President

                 Donald C. Mann - Senior Vice President

                 John P. Murray - Executive Vice President and
     Director of Corporate Risk Management

                 Eugene M. O'Hara - Senior Vice President, Comptroller and Chief Financial Officer

                 I. Edward Price - Senior Vice President and Company Actuary

                 Donald G. Southwell - Senior Vice President

                 Dorothy K. Light - Vice President and Secretary

                 Martin Pfinsgraff - Vice President and Treasurer

Prudential, the Directors and the Officers are collectively referred to herein, as the "Enumerated Persons". Each of the Enumerated
Persons are American citizens, with the exception of Mr. Richard M. Thomson, who is a Canadian citizen. Based upon the knowledge of Prudential and without independent verification, none of the Enumerated Persons has, during the last five years, been convicted in a criminal proceeding, nor have any of the Enumerated Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 On January 29, 1993, Prudential purchased the Securities (as defined below) for $15 million, which amount was paid by the cancellation by Prudential and delivery to the Company of 10.65% Subordinated Notes due November 1996 of the Company ("Subordinated Notes") in the aggregate principal amount of $15 million. The Subordinated Notes were originally acquired by Prudential from the Company pursuant to that certain Note Purchase Agreement dated as of November 1, 1986 by and between Prudential and the Company (the "Old Note Purchase Agreement"). The other shares of Common Stock owned by Prudential were acquired upon the exercise of that certain Stock Subscription Warrant dated November 1, 1986 (the "Old Warrant"). The exercise price of the Old Warrant was $2,902,112.08, and was paid by application of $920,028.75 in principal amount of the PIK Notes (as defined below) and the cancellation of $1,982,083.33 of accrued and unpaid interest on the Subordinated Notes.

                          In addition, it is contemplated by the provisions of
the Term Sheet dated March 28, 1994 (the "1994 Term Sheet") that in connection with a proposed capital infusion (the "1994 Transaction") which was agreed to in principle by the Company, Prudential and Warburg, Pincus Investors, L.P. ("Warburg") that as consideration for modifying the terms of that certain Senior Note, Subordinated Note and Revolving Credit Note Agreement dated as of November 2, 1992 (the "New Note Purchase Agreement") Prudential will be granted additional warrants initially to purchase 150,000 shares of Common Stock at an exercise price of $2.375 per share (subject to adjustment to prevent dilution (the "1994 Prudential Warrants").

                          The Term Sheet is described in Items 4 and 6 hereto
and is attached as Exhibit 1 hereto. The information contained in Items 4 and 6 and Exhibit 1 attached hereto is incorporated herein by reference. The New Note Purchase Agreement was included as part of Exhibit 1 to the Schedule 13D, as filed on November 11, 1992, and is incorporated herein by reference.

ITEM 4.          PURPOSE OF TRANSACTION.

                          CONSUMMATION OF THE PRUDENTIAL SECURITIES PURCHASE
AGREEMENT. On January 29, 1993 (the "Closing Date"), as part of a restructuring of the Company (the "Restructuring"), Prudential and the Company consummated the transactions contemplated by that certain Securities Purchase Agreement dated as of November 2, 1992 (the "Prudential Securities Purchase Agreement") between Prudential and the Company, pursuant to which, Prudential (for the consideration described in Item 3 above), upon the terms and conditions stated therein, purchased (i) 150,000 shares of a newly created series of Junior Convertible Preferred Stock of the Company and (ii) five-year warrants initially to purchase 200,000 shares of Common Stock at an exercise price of $5.50 per share (the "New Prudential Warrants" and, collectively with
the Junior Convertible Preferred Stock, the "Securities").   Pursuant to the
Term Sheet, Prudential has agreed that upon consummation of the Company's sale of rights to acquire common stock in the Company as contemplated by the Term Sheet (the "Rights Offering") the exercise price of the New Prudential Warrants will be reduced to $3.50 per share.

                          Exercise of the Old Prudential Warrant.
Additionally, on the Closing Date, immediately following consummation of the transactions contemplated by the New Note Purchase Agreement and immediately prior to the consummation of the transactions contemplated by the Prudential Securities Purchase Agreement, Prudential exercised the Old Warrant issued to it by the Company pursuant to the Old Note Purchase Agreement. Upon exercise of the Old Warrant, Prudential received 397,549 shares of Common Stock. See
Item 3, above.

                          Consummation of the New Note Purchase Agreement.
In addition, on the Closing Date and prior to consummation of the transactions contemplated by the Prudential Securities Purchase Agreement and the exercise of the Old Warrant, Prudential and the Company consummated the transactions contemplated by the New Note Purchase Agreement, pursuant to which, the Company issued to Prudential (i) $5 million Revolving Credit Note due December 31, 1994 (the "New Revolving Credit Note"), (ii) $10 million of Senior Notes due November 1, 1996 (the "New Senior Notes"), and (iii) $10 million of 10.65% Subordinated Payment-in-Kind Notes ("PIK Notes"). The New Revolving Credit Note, the New Senior Notes and the PIK Notes were issued in consideration for the cancellation of certain notes of the Company, in an aggregate principal amount of $25 million, issued pursuant to the Old Note Purchase Agreement.

                          Consummation of the Warburg Purchase Agreement.
On the Closing Date and simultaneously with the consummation of the transactions contemplated by the Prudential Securities Purchase Agreement, Warburg, Joe F. Hanauer ("Hanauer") and the Company consummated the transactions contemplated by that certain Securities Purchase Agreement (the "Warburg Purchase Agreement", and collectively with the Prudential Purchase Agreement, the "Securities Agreements") dated as of November 2, 1992, pursuant to which Warburg (for a purchase price of $12,850,000) and Hanauer (for a purchase price of $900,000) purchased (i) 128,266 and 8,894 shares, respectively, of the Senior Convertible Preferred Stock, (ii) five year warrants initially to purchase 340,000 and 160,000 shares of Common Stock, respectively, at an exercise price of $5.00 (the "$5.00 Warrants"), (iii) five-year warrants initially to purchase 142,000 and 58,000 shares of Common Stock, respectively, at an exercise price of $5.50 per share (the "Warburg $5.50 Warrants"), and (iv) five-year warrants initially to purchase 373,818 and 26,182 shares of Common Stock, respectively, at an exercise price of $5.00 per share only in the event that the Company incurs certain defined liabilities in excess of $1.5 million (the "Contingent Warrants", and collectively with the Warburg $5.50 Warrants and the $5.00 Warrants, the "Warburg Warrants").

                          Entry Into the Stockholders' Agreement.  On the
Closing Date, the Company, Prudential, Warburg and Hanauer entered into the Stockholders' Agreement which contains an agreement between Warburg and Prudential with respect to voting for election of directors and grants Prudential, Warburg and Hanauer certain registration rights with respect to certain of the securities held by them. The specific terms of the voting agreement and the registration rights are described more fully in item 6, below, and are incorporated herein by reference. The Stockholders' Agreement was filed as Exhibit 1 to the First Amendment to the Schedule 13D, filed on February 9, 1993, and is incorporated herein by reference in its entirety.

                          On July 1, 1993, the Company, Prudential, Warburg and
Hanauer agreed to an amendment (the "Stockholders' Amendment") to the Stockholders' Agreement, which changed the terms of the voting agreement, among other things.

                          Furthermore, the Term Sheet contemplates that, in an
effort to permit the Company's subsidiary, Grubb & Ellis Asset Services Corporation, to re-enter the government contracting business with the Resolution Trust Corporation ("RTC") and the Federal Deposit Insurance Corporation ("FDIC"), Prudential will work with the Company in a good faith effort, which may include certain further revisions to the Stockholders' Agreement, as further described in Item 6 hereof and in Exhibit 1 hereto.

                          Certificate Amendments.  On the Closing Date, prior
to the consummation of the Restructuring, the Company's Certificate of Incorporation was amended (the "Certificate Amendments"). The Certificate Amendments (i) reduced the par value of the Common Stock from $1.00 to $.01,
(ii) effected a one-for-five reverse stock split of the Common Stock, (iii) authorized 250,000 shares of the Senior Convertible Preferred Stock and (iv) authorized 200,000 shares of the Junior Convertible Stock. The Certificate Amendments are in substantially the same form as was filed previously as part of Exhibit 1 to the Schedule 13D, as filed on November 11, 1992.

                          On May 28, 1993, the Board of Directors of the
Company unanimously approved additional amendments to the

Company's Certificate of Incorporation which amendments were approved at the Annual Meeting of Stockholders of the Company on August 9, 1993. These amendments, among other things, (a) eliminated the three classes of directors,
(b) eliminated cumulative voting in the election of directors, (c) allowed for the removal of members of the Board, with or without cause, by the affirmative vote of a majority of the outstanding shares, (d) provided the Bylaws may be amended by the affirmative vote of a majority of the outstanding shares of capital stock, (e) provided that amendments to the Certificate of Incorporation which have been approved by the Board require approval of a majority (rather than a supermajority) of the outstanding shares, (f) eliminated the supermajority vote requirement for certain business combinations and (g) permitted holders of a majority of the outstanding shares of capital stock to call a special meeting of stockholders. Removal of the limitations contained in these provisions would allow Prudential, Warburg and Hanauer, acting together, to take certain actions as stockholders that periodically were not permitted. Subsequently, the Board approved conforming amendments to the Company's Bylaws.

        Termination of the Rights Plan. Prior to the Closing Date, the definition of "Acquiring Person" under the Company's Stockholders' Rights Agreement was amended so that the consummation of the Restructuring would not make Prudential, Warburg or Hanauer an "Acquiring Person" as originally defined in the Rights Plan. On the Closing Date the Rights were redeemed under the Rights Plan for $.01 per share of Common Stock, payable in shares of Common Stock, which shares were listed on the New York Stock Exchange and the Pacific Stock Exchange upon issuance. The Common Stock was valued for purposes of such redemption on the basis of the current market price as defined in the Rights Plan. The whole and fractional shares of Common Stock received pursuant to the redemption were aggregated with the shares of Common Stock already held by each stockholder for the purpose of calculating the shares of Common Stock to be received by such stockholder after the reverse stock split. Following the redemption of the Rights, the Rights Plan was terminated.

        Election of Directors. On January 29, 1993, the Company's stockholders approved the Restructuring and elected nine members to the Board of Directors of the Company, including (i) two directors nominated by Prudential: Wilbert
F. Schwartz, who was then serving as Managing Director of Prudential
Investment Corp., an affiliate of Prudential, and John P. Mullman, Vice President -- Corporate Finance of Prudential; (ii) three directors nominated by
Warburg: Douglas M. Karp and Reuben Leibowitz, each of whom is a partner of Warburg, Pincus & Company and E.M. Warburg, Pincus & Company, (affiliates of Warburg) and Managing Directors of E.M Warburg, Pincus & Co., Inc. (an affiliate of Warburg), and John D. Santoleri, a Vice President of Warburg, Pincus Ventures, Inc. (an affiliate of Warburg); and

(iii) Hanauer, who serves as Chairman. Three existing directors also were elected to the Board, subjects to two of such directors being replaced with individuals who meet the New York Stock Exchange's criteria for independent directors.

                          Subsequently, Wilbert F. Schwartz was elected as
President of the Company. Upon his election Mr. Schwartz resigned all of his positions with Prudential affiliates. Furthermore, in accordance with the terms of the Stockholders' Amendment, the number of directors constituting the whole Board of Directors of the Company has been reduced to seven. The Board currently consists of six directors including (i) two directors nominated by
Warburg: Reuben Leibowitz and John Santoleri; (ii) Hanauer; (iii) Wilbert F. Schwartz and (iv) two additional directors.

                          Term Sheet.  On March 28, 1994, the Company,
Prudential and Warburg agreed to the terms of the Term Sheet, which sets forth certain terms and conditions for (i) a $10 million revolving bridge loan from Warburg, (ii) a rights offering and subscription warrant conversion, and (iii) modification to the New Note Purchase Agreement. The transactions contemplated by the Term Sheet are designed to provide the Company with additional working capital which the Company believes it requires to meet its current and projected working capital needs. The Term Sheet and related agreements are described in Item 6 below and such descriptions are incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                          (a)     As of the date hereof, Prudential directly
beneficially owns 3,272,060 shares of Common Stock through its direct ownership of (i) 397,549 shares of Common Stock issued upon exercise of the Old Warrant,
(ii) 150,000 shares of Junior Convertible Preferred Stock which are convertible into an aggregate of 2,674,511 shares of Common Stock and (iii) currently exercisable New Prudential Warrants to purchase an aggregate of 200,000 shares of Common Stock. Such shares of Junior Convertible Preferred Stock and New Prudential Warrants upon conversion and when combined with the shares of Common Stock currently held by Prudential represent approximately 47.2% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below. As of the date hereof and based upon the knowledge of Prudential and without independent verification, none of the other Enumerated Persons beneficially owns any shares of the Common Stock.

                          By reason of the provisions of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended (the "Act"), Prudential, Warburg and Hanauer may be deemed to be a "group". Prudential does not admit that it is a member of a "group" with

Warburg and Hanauer, nor does it admit that it beneficially owns any shares of Common Stock now or in the future owned by Warburg or Hanauer.

                          As of the date hereof, Warburg directly beneficially
owns 5,067,425 shares of Common Stock through its direct ownership of
(i) 127,150 shares of Senior Convertible Preferred Stock which are convertible into an aggregate of 4,219,052 shares of Common Stock and (ii) currently exercisable Warburg Warrants to purchase an aggregate of 848,373 shares of Common Stock. Such shares of Senior Convertible Preferred Stock and Warburg Warrants, upon conversion and exercise, represent approximately 55.5% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below.

                          As of the date hereof, Hanauer directly beneficially
owns 555,773 shares of Common Stock through his direct ownership of (i) 21,153 shares of Common Stock, (ii) 8,817 shares of Senior Convertible Preferred Stock which are convertible into an aggregate of 292,563 shares of Common Stock and
(iii) currently exercisable Warburg Warrants to purchase an aggregate of 242,057 shares of Common Stock. In addition, as of June 8 1993, Hanauer received an option to purchase 135,000 shares of Common Stock pursuant to an employee stock option plan; the shares underlying such option have been excluded from Hanauer's beneficial holdings reported on this Schedule 13D as such option will not be exercisable within 60 days of the date hereof. The shares of Senior Convertible Preferred Stock and Warburg Warrants, upon conversion and exercise, when combined with the shares of Common Stock currently held by Hanauer represent approximately 12.1% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below.

                          The percentages used in this paragraph 5(a) are
calculated based upon the 4,060,628 shares of Common Stock issued and outstanding as of March 1, 1994, as reported in the Company's Form 10-K for the fiscal year ended December 31, 1993. The number of shares beneficially owned by Warburg and Hanauer as of the date hereof is as reported in the Schedule 13D, as amended, of Warburg filed with the Securities and Exchange Commission by Warburg. Pursuant to Rule 13d-3(d)(1)(i), shares of Common Stock which are not outstanding but which are subject to convertible securities are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the shares of Common Stock owned by the person holding such convertible securities, but are not deemed to be outstanding for purposes of computing the percentage of such shares owned by any person.

                          (b)  As of the date hereof, Prudential has full power
to vote all shares of Common Stock and Junior Convertible Preferred Stock (which votes on an as-converted basis) held by it, subject to the terms of the Stockholders' Agreement. As of the date hereof, Prudential does not have the power to vote any shares of Common Stock issuable to it upon exercise of the New Prudential Warrants. Upon exercise of the New Prudential Warrants, Prudential would have full power to vote the shares of Common Stock issued upon exercise of the New Prudential Warrants, subject to the terms of the Stockholders' Agreement. Prudential has full power to dispose of any shares of the Common Stock and Junior Convertible Preferred Stock and the New Prudential Warrants held by it. As of the date hereof, none of the Enumerated Persons (other than Prudential) has the power to vote or dispose of any shares of Common Stock or Junior Convertible Preferred Stock.

                          (c)  None of the Enumerated Parties has effected any
transactions in the Common Stock during the preceding 60 days.

                          (d)  Except as set forth in this Item 5, no person
other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

                          (e)  Not applicable.

ITEM 6.                   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                          RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         A.      Securities Purchase Agreements.

                          Prudential and the Company entered into the
Prudential Securities Purchase Agreement pursuant to which and upon the terms and subject to the conditions contained therein Prudential (for the consideration described in Item 3 above) purchased (i) 150,000 shares of a newly created series of Junior Convertible Preferred Stock and (ii) the New Prudential Warrants, all as described in Item 4, above. The Prudential Securities Purchase Agreement contains customary representations, warranties, agreements and indemnification provisions.

                          The Prudential Securities Purchase Agreement,
including the following exhibits thereto (i) the form of Note Purchase Agreement, (ii) the form of Stockholders' Agreement, (iii) the form of Warburg Purchase Agreement, (iv) the form of Certificate Amendment and (v) the form of Warrant Certificate, was filed as Exhibit 1 to the Schedule 13D, as initially filed on November 11, 1992. The information contained in Exhibit 1 thereto is incorporated herein by reference.

                          The terms and conditions of the Warburg Purchase
Agreement are substantially similar to the terms and conditions contained in the Prudential Securities Purchase Agreement. Warburg's consummation of the transactions contemplated by the Warburg Purchase Agreement is described further in Item 4 above, and that description is incorporated herein by reference.

         B.      Description of Equity Securities.

                          Junior Convertible Preferred Stock.  The Junior
Convertible Preferred Stock will, with respect to dividend rights and rights on redemption and on liquidation, winding up or dissolution rank prior to any other equity securities of the Company, excluding the Senior Convertible Preferred Stock. Holders of Junior Convertible Preferred Stock will be entitled to receive, out of any funds legally available therefor, cumulative dividends payable in cash at a rate of 5% of the Junior Stated Value (as defined below) per annum. Accrued but unpaid dividends will increase at a compounding rate equal to 5% of the Junior Stated Value per annum compounded annually. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, if assets are remaining after the payment in full of the liquidation preference of the Senior Convertible Preferred Stock, the holders of the shares of Junior Convertible Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $100.00 per share (the "Junior Stated Value") plus an amount equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution, before any payment shall be made or any assets distributed to the holders of any equity security of the Company.

                          The Junior Convertible Preferred Stock will be
convertible into shares of Common Stock, at the option of the holder, at any time. The initial conversion price will be set at the Closing, such that conversion of the 150,000 shares of Junior Convertible Preferred Stock issued to Prudential plus the shares of Common Stock issued upon exercise of the Old Prudential Warrants would result in Prudential holding approximately 27% of the Company's equity on a fully diluted basis, but before exercise of any warrants issued in connection with the Restructuring. The Junior Convertible Preferred Stock will be subject to mandatory conversion in the event that (i) at all times during a two-year period the ratio of consolidated debt to net income before taxes, excluding extraordinary items, and income or loss from discontinued operations plus total interest expense and depreciation and amortization has not exceeded 3.0:1.0, (ii) on each trading day during a six-month period the price of the Common Stock has exceeded $1.75 per share, and (iii) the Company is in full compliance with the terms and conditions of all agreements pursuant to which the Company has incurred indebtedness for borrowed money.

                          The conversion price is subject to adjustment from
time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the conversion price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for consideration per share less than the greater of the current market price or the conversion price per share on the date of such issue.

                          Assuming full satisfaction of the Company's mandatory
redemption obligation with respect to the Senior Convertible Preferred Stock, on November 1, 2000, 2001, 2002 and 2003, the Company will be required to redeem 16.67%, 16.67%, 33.4% and all remaining shares, respectively, of the Junior Preferred Stock, in each case at the Junior State Value plus accrued and unpaid dividends and to the extent the Company has the funds legally available therefor.

                          The Term Sheet contemplates that Prudential will
exchange its Junior Convertible Preferred Stock for stock with substantially equivalent rights but which will not be redeemable and will have certain different dividend rights. See the discussion above.

                          Senior Convertible Preferred Stock.  The Senior
Convertible Preferred Stock will, with respect to dividend rights and rights on redemption and on liquidation, winding up or dissolution rank prior to any
other equity securities of the Company.   Holders of Senior Convertible
Preferred Stock will be entitled to receive, out of any funds legally available therefor, cumulative dividends payable in cash at a rate of 12% of the Senior Stated Value (as defined below) per annum. Accrued but unpaid dividends will increase at a compounding rate equal to 12% of the Senior Stated Value per annum compounded annually. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the shares of Senior Convertible Preferred Stock then outstanding will be next entitled to be first paid out of the assets of the Company available for distribution to its stockholders an amount in cash equal to $100.00 per share (the "Senior Stated Value") plus an amount equal to all dividends (whether or not earned or declared) on such shares accrued and unpaid thereon to the date of final distribution, before any payment shall be made or any assets distributed to the holders of any equity security of the Company.

                          The Senior Convertible Preferred Stock will be
convertible into shares of Common Stock, at the option of the holder, at any time. The initial conversion price will be set at the Closing, such that conversion of the 137,160 shares of Senior Convertible Preferred Stock issued to Warburg and Hanauer would result in such persons holding approximately 27% of the Company's equity on a fully diluted basis, but before exercise of any warrants issued in connection with the Restructuring. The Senior Convertible Preferred Stock will be subject to mandatory conversion in the event that (i) at all times during a two-year period the ratio of consolidated debt to net income before taxes, excluding extraordinary items, and income or loss from discontinued operations plus total interest expense and depreciation and amortization has not exceeded 3.0:1.0, (ii) on each trading day during a six-month period the price of the Common Stock has exceeded $1.75 per share, and (iii) the Company is in full compliance with the terms and conditions of all agreements pursuant to which the Company has incurred indebtedness for borrowed money.

                          The conversion price is subject to adjustment from
time to time upon the occurrence of certain stock dividends or distributions, stock splits, reverse stock splits or stock reclassifications, certain issuances of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the conversion price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for consideration per share less than the greater of the current market price or the conversion price per share on the date of such issue.

                          On November 1, 2000 up to 50% of the shares of Senior
Convertible Preferred Stock issued at any time will be subject to mandatory redemption, with the remaining shares subject to mandatory redemption on November 1, 2001, in each case at the Senior State Value plus accrued and unpaid dividends and to the extent the Company has the funds legally available therefor.

                          The Term Sheet contemplates that Warburg will
exchange its Senior Convertible Preferred Stock for stock with equivalent rights but which is not redeemable. See the discussion above.

                          Voting Rights.  The Preferred Stock is entitled to
vote on all matters submitted to a vote of the stockholders of the corporation on an as-converted-to Common Stock basis. Without the consent of two-thirds of the issued and outstanding shares of both the Senior Convertible Preferred Stock and the Junior Convertible Preferred Stock, each voting separately as a class, the Company may not (i) authorize or issue any class of shares, (ii) increase the authorized shares of, or issue such shares,
(iii) amend, alter, waive the application of or repeal certain provisions of the Certificate of Incorporation, or enter into any agreement or take any other action which in any manner would alter, change or otherwise adversely affect the powers, rights or preferences of either such security, (iv) effect a reorganization, recapitalization, liquidation, dissolution, winding up, sale of substantially all of the Company's assets or a merger, or (v) take any action which would cause a dividend to be deemed received as to either such security for certain purposes unless actually received. The Certificate Amendment denies voting rights to the holders of Common Stock with respect to matters described in clauses (ii), (iii) and (v) above except as otherwise required by Delaware law.

                          New Prudential Warrants.  Each of the New Prudential
Warrants entitles the holder thereof to purchase one fully paid and nonassessable share of Common Stock at their respective initial exercise prices, subject to adjustment as provided below. The New Prudential Warrants have an initial exercise price of $5.50 per share. Payment of the aggregate exercise price may be made, at the option of the holder (i) in cash, (ii) by delivery of warrants, the value of which will be deemed to be equal to the difference between the current market price per share (as defined) and the then current exercise price or (iii) by the cancellation by Prudential and the delivery to the Company of New Senior Notes, PIK Notes, the New Revolving Credit or Converted Term Note (as defined below) or by cancellation of accrued and unpaid interest thereon.

                          The exercise price and the number of shares of Common
Stock issuable upon exercise of each warrant issued in connection with the Restructuring are subject to adjustment from time to time upon the occurrence of certain stock dividends or distributions, stock splits, reserve stock splits or stock reclassifications, certain issuance of rights, options, warrants or securities directly or indirectly convertible into Common Stock to all holders of Common Stock entitling them to purchase shares of Common Stock at a price per share less than the greater of the current market price or the exercise price per share on the date of such issue, certain extraordinary dividends or distributions to all holders of Common Stock, and certain issuances of Common Stock for a consideration per share less than the greater of the then current exercise price and the then current market price per share on the date of such issue.

                          The Term Sheet contemplates that upon commencement of
the Rights Offering the exercise price of the New Prudential Warrants will be reduced to $3.50 per share and Prudential will relinquish the antidilution provisions of the New Prudential Warrants for issuance of common stock for consideration per share less than the current exercise price.

         C.      The Stockholders' Agreement

                          Voting Agreement.  Pursuant to the Stockholders'
Agreement, each Stockholder (as defined below) agreed that at any special or annual meeting of stockholders at which directors of the Company are to be elected or in connection with a solicitation of consents through with Directors are to be elected, it shall vote (or give a written consent with respect to) all of its shares of capital stock in favor of: (i) the election to the Board of Directors of the Company of two nominees designated by Prudential (the "Prudential Nominees") and three nominees designated by Warburg (the "Warburg Nominees"); and (ii) the election to the Board of Directors of such other nominees, not running in opposition to the Prudential Nominees or to the Warburg Nominees, who shall have been selected or approved as such by a majority of the whole Board, provided that Prudential and Warburg will not be obligated to comply with the foregoing provisions if the Board has failed, in the case of Prudential to nominate for election to the Board two Prudential Nominees after being requested to do so by Prudential, or has failed, in the case of Warburg, to nominate for election to the Board three Warburg Nominees after being requested to do so by Warburg. "Stockholder" as defined in the Stockholders' Agreement means Warburg, Prudential and any other person (other than Hanauer) who agrees to be bound by the terms of the Stockholders' Agreement, provided that no person shall be a Stockholder if such person ceases to beneficially own (i) at least 51% of the Senior Convertible Preferred Stock and Warburg Warrants and all issued Warburg Registrable Securities (as defined below) or (ii) at least 75% of the New Securities and all issued Prudential Registerable Securities (as defined below).

                          Pursuant to the Stockholders' Agreement, each
Stockholder also will agree that (i) it will vote against removal of the other party's nominees (unless requested by such party to vote for removal in which case it will do so), (ii) it will exercise its best efforts to cause its nominees on the Board to vote in favor of a nominee of the other party to fill any vacancy on the Board created by the resignation, removal or death of such party's nominee if the effect of failing to so fill a vacancy would be that there would be less than two Prudential Nominees or three Warburg Nominees remaining on the Board, (iii) it will not elect cumulative voting for the election of Directors and, in the event that any other stockholder elects such cumulative voting, it shall vote its shares of capital stock in the manner necessary to effect the election of the three Warburg Nominees and the two
Prudential Nominees, and (iv) unless Hanauer fails to consummate the transactions contemplated by the Purchase Agreements, at any special or annual meeting of stockholders prior to the Company's 1995 annual meeting it shall vote (or give a written consent with respect to) all of its shares of capital stock in favor of electing Hanauer as a Director or against removal of Hanauer as Director.

                          The terms of the voting agreement were modified by
the Stockholders' Amendment. Pursuant to the Stockholders' Amendment the number of Prudential Nominees was decreased from two to one and the number of Warburg Nominees was decreased from three to two. Furthermore, the parties agreed that from and after the 1993 Annual Meeting of Stockholders of the Company, each of the parties would use its best efforts to cause their respective board nominees to take such action as may be necessary so that the number of directors which constitutes the whole Board equals seven. The provisions of the Stockholders' Amendment will be binding until any Stockholder notifies the Company and all of the other parties to the Stockholders' Agreement that it desires the Stockholders' Amendment be null and void.

                          It is contemplated by the Term Sheet that the terms
of the Stockholders' Agreement may be further amended. See the discussion below.

                          Registration Rights.  The Stockholders' Agreement
provides that each of (i) the holders of at least 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued or issuable upon conversion of any Senior Convertible Preferred Stock and all shares of Common Stock issued or issuable upon exercise of any Warburg Warrants (collectively, the "Warburg Registrable Securities") may make three written requests to the Company for registration under the Securities Act of 1933, as amended (the "Securities Act") of all or part of such securities; provided, however, that Warburg may make any of such three requests for registration regardless of the percentage of Warburg Registrable Securities held by it, and
(ii) the holders of at least 30% of the aggregate number (on the date of the Stockholders' Agreement) of shares of Common Stock issued upon exercise of the Old Prudential Warrant, all shares of Common Stock issued or issuable upon conversion of any Junior Convertible Preferred Stock and all shares of Common Stock issued or issuable upon exercise of any New Prudential Warrants (collectively, the "Prudential Registrable Securities") may make three written requests to the Company for registration under the Securities Act of all or part of such securities; provided, however, that Prudential may make any of such three requests for registrations regardless of the percentage of Prudential Registrable Securities held by it.

                          The Stockholders' Agreement also provides that in the
event a holder of Warburg Registerable Securities requests a registration pursuant to the foregoing provisions, Hanauer may elect to include a proportionate share of Warburg Registrable Securities held by him in which case he will be permitted to sell such Warburg Registrable Securities on the same terms as the holder of the Warburg Registrable Securities requesting such registration.

                          Pursuant to the Stockholders' Agreement, holders of
Warburg Registrable Securities and Prudential Registrable Securities will also have certain "piggyback" registrations rights to include their securities, subject to certain limitations, in any other registration statements filed by the Company for its own account or pursuant to any of the foregoing requests, or otherwise. Whenever the Company effects a registration pursuant to the registration rights provisions of the Stockholders' Agreement, the Company will be required to pay the costs of such registration of securities, except for certain fees and disbursements of underwriters counsel and except that each selling stockholder will bear its pro rata share of customary underwriting discounts and commissions and applicable transfer taxes. The Stockholders' Agreement contains customary indemnification and contribution provisions relating to the exercise by the holders of registrable securities of their registrations rights thereunder.

                          Termination.  The provisions of the Stockholders'
Agreement pertaining to voting by Stockholders will terminate at such time as there is one Stockholder. In any event, the provisions of the Stockholders' Agreement with respect to voting arrangements and restrictions will terminate no later than ten years from the date of the Stockholders' Agreement in accordance with applicable law, subject to extension by the agreement of the remaining parties thereto.

         D.      Agreements Regarding Debt Financing

                          The New Note Purchase Agreement.   Prudential and the
Company entered into the New Note Purchase Agreement, as described in Item 4, above. The New Note Purchase Agreement, upon the terms and subject to the conditions contained therein, restructured $10 million of the Senior Notes and $10,000,000 of Subordinated Notes and the Revolving Credit Note issued pursuant to the Old Note Purchase Agreement. Pursuant to the New Note Purchase Agreement, the Company, on the Closing Date, issued to Prudential (i) the New Revolving Credit Note upon cancellation, (ii) $10 million of the New Senior Notes, and (iii) $10 million of the PIK Notes. Pursuant to the New Note Purchase Agreement, upon maturity of the New Revolving Credit Note, the Company, at its option, may convert such note to a newly issued Converted Revolving Note Due December 31, 1996 (the "Converted Term Note").

                          The New Senior Notes, the PIK Notes and the Converted
Term Notes are subject to certain scheduled prepayments and the New Senior Notes (or if they have been repaid in full) the PIK Notes are subject to prepayment from 50% of certain asset sales which in the aggregate exceed $5 million. The scheduled prepayments of the New Senior Notes, the New Revolving Credit Notes and the Converted Term Notes will be deferred if the Company or any subsidiary pays or becomes obligated to pay certain liabilities.

                          The New Note Purchase Agreement contains significant
restrictions on the payment of cash dividends and repurchases of stock of the Company. The New Note Purchase Agreement also contains significant restrictions on the Company's (and certain of its subsidiaries' ability to, among other things, (i) incur debt and liens upon their properties, (ii) enter into guarantees and make loans, investments and advances, (iii) merge or enter into similar business combinations, (iv) conduct any business other than their present businesses, (v) sell assets, including receivables, and (vi) enter into certain other transactions. Further, the Company's ability to make capital expenditures and purchase the stock or assets of any other person or entity during the term of the New Note Purchase Agreement is limited to the aggregate of $10 million plus additional amounts based upon, among other things, the Company's and certain other proceeds.

                          The New Note Purchase Agreement contains various
affirmative and negative covenants. For example, the New Note Agreement requires that the Company (combined with certain of its subsidiaries and taken as a whole) must (i) maintain a ratio of Consolidated Current Assets to Consolidated Current Liabilities (as such terms are defined in the New Note Purchase Agreement), excluding the current portion of long-term debt, of greater than 1:1 at the end of each of its fiscal quarters, and (ii) not permit the sum of the net loss before interest, taxes, depreciation, amortization and non-recurring items and excluding certain other items ("Adjusted Net Loss") to exceed $4 million as of December 31, 1993, and $6 million as of the end of each fiscal quarter after the fiscal quarter ended December 31, 1993 for any two consecutive fiscal quarters.

                          As contemplated by the Term Sheet, on March 28, 1994,
Prudential executed that certain Prudential Note Agreement Waiver (the "Waiver Letter") pursuant to which it, among other things, (i) waived compliance with the working capital ratio requirement as of December 31, 1993 with respect to the fourth quarter of 1993 and the first quarter of 1994, (ii) waived until December 31, 1994 compliance with the working capital ratio requirement, the Adjusted Net Loss requirement, the capital expenditures limitation and the requirement that the Company pay down the Revolving Loans during one sixty consecutive day period, and (iii) consented to the extension of credit by Warburg to the Company and the other transactions contemplated by or permitted pursuant to the Loan and Security Agreement dated as of March 29, 1994 by and between the Company and Warburg (the "Warburg Loan Agreement"), and the related Loan Documents (as defined therein). The Waiver Letter is filed herewith as Exhibit 2 and is incorporated herein by reference in its entirety. The Term Sheet contemplates further amendments to the New Note Purchase Agreement. See the discussion below.

                          Modification to Note and Security Agreement.  Also as
contemplated by the Term Sheet, Prudential and the Company entered into that certain Modification to Note and Security Agreement (the "Modification and Security Agreement", and collectively with the Warburg Loan Agreement, the "1994 Loan Documents"). Pursuant to the Modification and Security Agreement, in consideration for the forbearances, modifications and waivers granted by Prudential, the Company granted to Prudential to secure its Senior Debt (as defined in the New Note Purchase Agreement) a security interest in all of the following assets of the Company (collectively, the "Collateral"): (i) all rights to payment in respect of all commercial real estate fees and commissions due to the Company or any of its subsidiaries in connection with the commercial real estate brokerage operations of the Company and its subsidiaries, (ii) a newly created cash collateral account described below (the "Cash Collateral Account"), and any other cash collateral account, and all monies, instruments and amount at any time on deposit in such accounts, and (iii) all proceeds of any of the foregoing. The Modification and Security Agreement will terminate upon the termination of the Warburg Loan Agreement and payment to Prudential of all of the Collateral, if any, extant as of such date. The Modification and Security Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference in its entirety.

                          Warburg Loan Agreement.  On March 29, 1994, the
Company and Warburg entered into the Warburg Loan Agreement. Pursuant to the Warburg Loan Agreement, Warburg agreed to make advances for a thirteen month period to the Company in amounts not to exceed $10 million at any one time outstanding. Proceeds of such advances are to be used by the Company for general corporate purposes other than certain prohibited uses. Such prohibited uses include the following:

                 (a) the satisfaction of any judgment against the Company and/or its affiliates in excess of $1 million;

                 (b) capital expenditures in any year, which when aggregated, exceed the greater of (x) $5 million and (y) two times the Company's Total Assets, as reported in its then current audited balance sheet;

                 (c) aggregate "golden handcuff" or similar payments to any one employee in excess of $1 million; and

                 (d) payments in respect of any lease of real property entered into after the March 29, 1994 if the aggregate rent required during its term (including any mandatory or optional extensions) exceeds $5 million.

Advances under the Warburg Loan Agreement will bear interest at a rate of 5% per annum provided that if the Company does not obtain stockholder approval of the Rights Offering (or a similar transaction to retire the indebtedness under the Warburg Loan Agreement) and the other transactions contemplated by the Term Sheet by December 31, 1994, then the outstanding advances will bear interest at a rate of 10% per annum retroactive to the date of the first advance. As security for all indebtedness of the Company to Warburg pursuant to the Warburg Loan Agreement and the other Loan Documents (as defined in the Warburg Loan Agreement), the Company granted Warburg a security interest in the Collateral. The Term Sheet contemplates that all advances under the Warburg Loan Agreement will be refinanced from the proceeds of the Rights Offering contemplated thereby.

                          Cash Collateral Account.  In connection with the 1994
Loan Documents, the Company established the Cash Collateral Account, upon the terms specified in that certain Cash Collateral Account Agreement (the "Cash Collateral Letter") dated March 29, 1994 by and between the Company, Bank of America NT & SA (the "Bank"), Warburg and Prudential. Pursuant to the 1994 Loan Documents, the Company is obligated to instruct each of its brokers to deposit all brokerage commissions directly to the Cash Collateral Account. In addition, the Company is obligated to deposit all brokerage commissions it receives directly into the Cash Collateral Account. Funds in the Cash Collateral Account are held in trust for the benefit of Prudential and Warburg, provided however that so long as a notice of blockage has not been delivered, the Company will have the right to withdraw funds from the Cash Collateral Account. Prudential and/or Warburg may deliver a notice of blockage if an event of default as defined in the New Note Purchase Agreement, as modified by the Modification and Security Agreement, and/or the Warburg Loan Document, respectively, has occurred and is continuing. Upon the delivery of a notice of blockage the Company will no longer have any right to receive funds from the Cash Collateral Account and the funds in the account will be under the control of Warburg with all funds then or thereafter deposited in the Cash Collateral Account becoming the exclusive property of Warburg and Prudential. The Cash Collateral Letter is filed herewith as Exhibit 4 and is incorporated herein by reference in its entirety.

                          Intercreditor Agreement.  Also on March 28, 1994, the
Company, Warburg and Prudential entered into that certain

Intercreditor Agreement. Pursuant to the Intercreditor Agreement, Prudential agreed that its interest in the Collateral is to be junior to Warburg's interest therein. Furthermore, Prudential agreed that it would issue a notice of blockage only after three business days notice to Warburg of Prudential's intention to issue such a notice to the Bank. Additionally, pursuant to the Intercreditor Agreement, the parties thereto agreed that upon the issuance of a notice of blockage to the Bank, Warburg would apply the Collateral as follows:

                 (a) first to the payment of all Brokers Fees (as defined in the 1994 Loan Documents);

                 (b) second, to the payment of outstanding amounts under the Warburg Loan Agreement;

                 (c) third, to payment of Prudential's Senior Debt (as defined in the Note Agreement; and

                 (d) fourth, to the Company.

The Intercreditor Agreement is filed herewith as Exhibit 5 and is incorporated herein by reference in its entirety.

         E.      Additional Transactions Contemplated By The Term Sheet

                          On March 28, 1994, the Company, Prudential and
Warburg agreed to the terms of the Term Sheet, which sets forth certain terms and conditions for (i) the Warburg Loan Agreement, (ii) a rights offering and subscription warrant conversion, and (iii) modification to the New Note Purchase Agreement. By agreeing to the terms sheet, Warburg, Prudential and the Company agreed to be bound by the terms and conditions set forth therein subject to (i) execution of definitive documents satisfactory in form and substance to each of Warburg, Prudential and the Company, and each of their respective counsel and (ii) obtaining of any necessary or reasonable requested third party consents, including, without limitation, majority consent of the shareholders of the Company. The transactions contemplated by the Term Sheet are designed to provide the Company with additional working capital which the Company believes it requires to meet its current and projected working capital needs. In addition to agreements with respect to the Warburg Loan Agreement, the Prudential Waiver, the Modification and Security Agreement, the Cash Collateral Account and the Intercreditor Agreement, the significant terms of the Term Sheet include the following:

                          Proposed Rights Offering.  The Term Sheet
contemplates that the Company will seek additional equity capital through the Rights Offering pursuant to which the Company would issue to each holder of Common Stock one non-transferable right, per share of Common Stock owned, which right will entitle such holder to acquire one additional share of Common Stock for $2.375. Common shareholders may, subject to certain limitation, oversubscribe to the extent that unsubscribed shares are available. Warburg has agreed to acquire any of the rights which are not ultimately acquired by the public shareholders through a conversion of the Company's indebtedness pursuant to the Warburg Loan Agreement, up to an amount not exceeding $10 million, plus any accrued interest
on advances under the Warburg Loan Agreement.   Consummation of the Rights
Offering requires the approval of the transactions by holders of a majority of the shares of the Company's voting stock, other than Warburg and Prudential. There can be no assurance that such approval will be obtained and, therefore, that the Rights Offering will be initiated or consummated.

                          As consideration for providing the Warburg Loan
Agreement and standing behind the Rights Offering, the Company will grant Warburg approximately 325,000 warrants which will result in fully diluted stock ownership by Warburg of 52.7%, assuming that none of the holders of Common Stock acquire shares in the Rights Offering. The exercise price of such warrants would be $2.375 per share.

                          Loan Modifications.  The Term Sheet contemplates
that Prudential will further amend the New Note Purchase Agreement. Such modifications include, among others, (i) extending the maturity of the Revolving Credit Notes to November 1, 1999 (and eliminating the Company's option to convert the Revolving Credit Note into a Term Note), (ii) extending the maturity of the Senior Notes, such that they will be repaid in two equal installments on November 1, 1997 and 1998, (iii) extending the maturity of the PIK Notes, such that they will be repaid in two equal installments on November 1, 2000 and 2001, (iv) increasing the interest rate on the PIK Notes from 10.65% to 11.65% effective January 1, 1996, (v) providing that commencing January 1, 1998, the Company will apply 75% of its previous year's Adjusted Cash Inflow (as defined in the Term Sheet) in excess of $5 million to repay the PIK Notes.

                          Modification of Junior Convertible Preferred Stock.
Prudential will convert the Junior Convertible Preferred Stock into equivalent stock which is not redeemable. In addition, effective January 1, 2002, the dividend rate will be increased to 10% with further increases of 1% per year effective January 1, 2003 and January 1, 2004 and 2% per year effective January 1, 2005 and each January 1 thereafter. Additionally, Prudential has agreed to relinquish the anti-dilution provisions of the Junior Convertible Preferred Stock and the New Prudential Warrants which result in an adjustment of the conversion price because of the issuance of Common Stock (or Common Stock equivalents) for consideration per share less than the conversion or exercise price per share on the date of such issue.

                          Furthermore, Prudential will agree to convert its
preferred stock if (i) Warburg converts its Senior Convertible Preferred Stock and (ii) any investment banker retained by the Company advises the Company that they deem it necessary to retire Prudential's Junior Convertible Preferred Stock in order to complete a public offering of Common Stock on the most favor terms. However, if Prudential is required to convert its Junior Convertible Preferred Stock at a time when the stock would have a value less than the accreted value of the Junior Convertible Preferred Stock which is the sum of the par value thereof plus accrued dividends, then at the option of Prudential, the Company will redeem Prudential's Junior Convertible Preferred Stock at such accreted value.

                          Modification of Senior Convertible Preferred Stock
and Warburg Warrants. Warburg will convert the Senior Convertible Preferred Stock into equivalent stock which is not redeemable. In addition, at such time as the dividend rate with respect to the Junior Convertible Preferred Stock would increase above the dividend rate with respect to the Senior Convertible Preferred Stock, the dividend rate of the Senior Convertible Preferred Stock will be increased so that it equals the dividend rate with respect to the Junior Convertible Preferred Stock. Finally, Warburg has agreed, following the Rights Offering, to relinquish the anti-dilution provisions of the Senior Convertible Preferred Stock and the Warburg Warrants which result in an adjustment of the conversion price because of the issuance of Common Stock (or Common Stock equivalents) for consideration per share less than the conversion or exercise price per share on the date of such issue. In addition, the exercise price of the Warburg Warrants, other than the Contingent Warrants, will be reduced to $3.50 per share, and the exercise price of the Contingent Warrants will be reduced to the same per share price as the Rights Offering.

                          Prudential's Rights as a Stockholder. Prudential has
agreed that it will work with the Company in a good faith effort to permit the Company's subsidiary, Grubb & Ellis Asset Services Corporation, to re-enter the government contracting business with the RTC and the FDIC. Prudential's support in this effort may include, but not be limited to the following so long as it is a disqualified person: (i) to waive, but not relinquish, its right to appoint any directors to the Company's Board, (ii) to waive, but not relinquish, all rights other than registration rights under the Stockholders' Agreement and (iii) to the extent that its stock entitles it to cast more than 24.9% of the votes which all stockholders are eligible to cast on any matter, to grant a proxy to the Company's Board to vote all shares in excess of 24.9% (but not the shares constituting 24.9%) on such matter in proportion to the vote thereon of all stockholders other than Prudential.

                          The Term Sheet is attached hereto as Exhibit 1 and
incorporated herein by reference.

         F.      Amendment to the Rights Plan

                          The Board of Directors has amended the definition of
"Acquiring Person" under the Rights Plan so that the consummation of the Restructuring would not make Prudential, Warburg or Hanauer an "Acquiring Person" as originally defined in the Rights Plan. It is a condition to the Closing of the Restructuring that the Rights be redeemed. Immediately prior to the closing of the Restructuring, the Company redeemed all Rights existing under the Rights Plan for $.01 per share of Common Stock, payable in shares of Common Stock listed on the New York Stock Exchange and the Pacific Stock Exchange upon issuance.

         G.      Miscellaneous

                          Except as described herein (including, without
limitation in Items 4 and 6) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Enumerated Persons or between such persons and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.          MATERIAL FILED AS EXHIBITS.

                 1. There was filed with the Schedule 13D, as initially filed on November 11, 1992, as Exhibit 1 attached thereto the Securities Purchase Agreement dated as of November 2, 1992 by and among the Company and Prudential, including the forms of New Prudential Warrant, Certificate Amendments, New Note Purchase Agreement and Warburg Purchase Agreement.

                 2.  There was filed with the First Amendment to the
Schedule 13D as Exhibit 1 thereto the Stockholders' Agreement dated as of January 29, 1993, by and among the Company, Prudential, Warburg and Hanauer.

                 3.  There is filed herewith as Exhibit 1 the Letter
Agreement dated as of March 28, 1994 by and between Warburg, Prudential and the Company, including the Term Sheet.

                 4. There is filed herewith as Exhibit 2 the Prudential Note Agreement Waiver Letter dated March 28, 1994.

                          5.  There is filed herewith as Exhibit 3 the
Modification to Note and Security Agreement dated as of March 29, 1994 by and between Prudential and the Company.

                          6.  There is filed herewith as Exhibit 4 the Cash
Collateral Account Agreement dated March 29, 1994 by and between Prudential, Warburg, the Company and the Bank.

                          7.  There is filed herewith as Exhibit 5 the
Intercreditor Agreement dated as of March 28, 1994 by and between Prudential, Warburg and the Company.

                                   SIGNATURES

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 14, 1994
                                                  (Date)

                                     THE PRUDENTIAL INSURANCE COMPANY
                                                OF AMERICA



                                     /s/ NICHOLAS M. GRAVES
                                                (Signature)


                                     Nicholas M. Graves, Senior V.P.
                                             (Name and Title)

                                EXHIBIT INDEX


EXHIBIT
NUMBER          DESCRIPTION
- -------         -----------
   1            Letter Agreement dated as of March 28, 1994 by and between The
                Prudential Insurance Company of America ("Prudential"),
                Warburg, Pincus Inventors, L.P. ("Warburg") and Grubb & Ellis
                Company ("Grubb & Ellis").

   2 Note Agreement Waiver Letter dated March 28, 1994 from Prudential to Grubb & Ellis.

   3 Modification To Note and Security Agreement, dated as of March 29, 1994, by and between Prudential and Grubb & Ellis.

   4 Cash Collateral Account Agreement dated March 29, 1994 by and between Prudential, Warburg, Grubb & Ellis and Bank of America NT & SA.

   5 Intercreditor Agreement, dated as of March 29, 1994, by and between Prudential, Warburg and Grubb and Ellis.